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                                        September 11, 2012

VIA EDGAR David R. Humphrey Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Frontline Ltd. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 27, 2012 File No. 001-16601

Dear Mr. Humphrey:

We refer to your letter dated August 14, 2012, which provided the comments of the Staff of the Securities and Exchange Commission to the annual report on Form 20-F, filed on April 27, 2012, of Frontline Ltd. (the “Company”) for the fiscal year ended December 31, 2011.  As discussed with Ms. Geddes of the Staff, the Company will respond to your letter by September 14, 2012.

Thank you for your kind consideration.  If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP
By:	/s/ Gary J. Wolfe /s/ Gary J. Wolfe